J. Andrew Robison Direct: (205) 521-8596 Fax: (205) 488-6596 arobison@babc.com
August 17, 2010
Karen J. Garnett
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Campus Crest Communities, Inc. Registration Statement on Form S-11 File No. 333-166834
Dear Ms. Garnett:
          On behalf of Campus Crest Communities, Inc., a Maryland corporation (“Campus Crest” or the “Company”), we hereby electronically transmit pursuant to Regulation S-T Amendment Number 3 to the Registration Statement on Form S-11 (File No. 333-166834) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”), which has been marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission on July 16, 2010.
          This letter responds to the comments of the staff of the Division of Corporation Finance received by letter, dated August 4, 2010, relating to the Registration Statement.
          We have discussed the staff’s comments with representatives of the Company. Your numbered comments are set forth below in italics, with our response immediately following. Unless otherwise indicated, defined terms used herein have the meanings given to them in the prospectus forming a part of the Registration Statement (the “Prospectus”).
Our Distribution Policy, page 60
1.	We note your response to prior comment 9. It appears that your estimated initial annual distribution is expected to be greater than the minimum distribution requirements applicable to REITs. Please revise to include a clarifying statement to this effect, or tell us why the statement is not accurate.

Response: In response to the staff’s comment, language has been added indicating that the Company anticipates that its estimated initial annual distribution will exceed the annual distribution requirements applicable to REITs under the Internal Revenue Code of 1986, as amended. See page 62 of the Prospectus.

Karen J. Garnett
Securities and Exchange Commission
August 17, 2010

2.	Please revise your calculation of cash available for distribution for the 12 months ended March 31, 2011, to include your estimated costs for capital expenditures related to the construction of student housing properties during this period. To the extent that you have received commitments from lenders for funds which could be used to finance these expenditures, you may include those proceeds as a separate line item in your calculation.

Response: As disclosed throughout the prospectus, the Company expects to build five properties, with completion targeted for the 2011-2012 academic year. The Company intends to finance the construction of these properties with borrowings under its revolving credit facility and construction indebtedness. The Company intends to obtain a written commitment for the revolving credit facility prior to the commencement of the marketing of the offering. It is anticipated that the terms of the revolving credit facility will permit the Company to finance the development of properties with draws thereunder. The Company is also in negotiations with lenders regarding construction financing arrangements and is confident that it will be able to arrange for construction financing for these properties on acceptable terms, although no definitive agreement has been reached regarding any such financing.

The Company does not believe the requested disclosure would provide investors with meaningful information regarding its cash flows available for distribution, because the capital expenditure and financing would be “offsetting” adjustments. That is, the Company expects that the capital expenditure relating to these properties would be offset by draws under the revolving credit facility and/or draws under the construction financing. Moreover, the Company expects that the financing for these properties, whether under the credit facility or construction financing, will not require the payment of interest in cash during the construction period. Instead, interest will be capitalized and funded with additional draws (i.e., essentially added to the outstanding principal amount) during the construction period.

In addition, we note that the Company is under no contractual obligation to develop the properties and its development plans could change, which further suggests that additional adjustments to the calculation of cash available for distribution are not appropriate. The Company further believes that the expectation to utilize financing for the entire amount of the construction properties is clearly disclosed to investors in the paragraph immediately following the bulleted paragraphs on page 60 of the Prospectus.

3.	We note that in footnote (3) to your calculation of cash available for distribution for the 12 months ended March 31, 2011, you have added management services fees for the properties currently under construction and scheduled to commence operations for the 2010-2011 academic year. Please tell us how these estimated management fees will be calculated, and if any incentive management fees will be included in the calculation. Please also tell us how you determined these amounts are factually supportable.

Response: As it has in the past, the Company expects to receive management fees for managing its joint venture properties pursuant to existing management agreements. In

Karen J. Garnett
Securities and Exchange Commission
August 17, 2010

general, pursuant to the management agreements, the Company will be entitled to receive a management fee equal to the sum of 3% of revenues and 3% of net operating income. Footnote 8 reflects the economic impact on the 12 months ending June 30, 2011 of the operations of the joint venture properties that are expected to open in 2010. The expected increase in management services revenue to be generated by these properties is calculated by applying the contractual management fee provisions to each property’s expected results based on leases in place for the 2010-2011 academic year (as set forth in footnote 8), subject to elimination to the extent of the Company’s ownership interest in the property.

4.	We note you have included increases in revenues from anticipated increases in occupancy and average rental rates for the 12 month period ended March 31, 2011, as compared with the comparable prior 12 month period, in your calculation of cash available for distribution for the 12 months ended March 31, 2011, the calculations of which are presented in footnotes (4) and (5). Please note that only factually supportable adjustments are allowed to be included in determining cash available for distribution. Based on your disclosure of your unique leasing characteristics on page 80, we would anticipate that most of your leases simply terminate prior to the beginning of a new school year, and that you will obtain new leases coinciding with the beginning of the new school year. As such, please revise your calculation of cash available for distribution for the 12 months ended March 31, 2011 to show the decrease in net revenues due to lease expirations, and add back contractually-obligated net lease revenues for leases commencing during the period, based on the actual lease amounts for executed leases in hand.

Response: In connection with updating its financial disclosure for the quarter ended June 30, 2010, the Company has revised its disclosure to set forth its estimated cash available for distribution for the 12 months ending June 30, 2011. This period includes one month of the 2009-2010 academic year (i.e., July 2010) and 11 months of the 2010-2011 academic year (i.e., August 2010 to June 2011). Data for July 2010 is based on actual occupancy and revenue per bed, and data for August 2010 to June 2011 is based on executed leases for the 2010-2011 academic year. While the staff’s comment correctly suggests that most of the Company’s leases terminate prior to the beginning of the new academic year and new leases commence thereafter, the Company respectfully submits that reflecting adjustments for the “net” increases in occupancy and rental rate, rather than reflecting an elimination of all leasing revenue from lease expirations with an add-back for new leases, is less confusing for investors and generally consistent with prior prospectuses for student housing REITs, such as American Campus Communities, Inc. (see prospectus, dated August 11, 2004). The Company recognizes that companies in other real estate sectors (such as office properties) undertake “gross” adjustments for leases expiring and taking effect during the relevant 12 month period; however, this type of adjustment has not been utilized by student housing or multifamily companies in calculating their estimated cash available for distribution. Moreover, the Company believes that reflecting separate adjustments for the “net” increases in both occupancy

Karen J. Garnett
Securities and Exchange Commission
August 17, 2010

and rental rate provides meaningful information to investors that are interested in disaggregating the different components of the overall increase in leasing revenue, which would not be provided by a methodology that focuses singularly on gross revenue. Thus, the Company respectfully submits that the current presentation of cash available for distribution is appropriate.

5.	In your next amendment, please include an additional footnote describing the Decrease in expense from the non-recurring charge related to the write-off of pre-development costs that was recorded in 2009, and tell us why it is appropriate to add this amount back in your calculation of Estimated cash flows from operating activities for the 12 months ending March 31, 2011.

Response: In response to the staff’s comment, new footnote number 9 has been added to the cash available for distribution table describing the non-cash charge that is added back to estimated cash flows from operating activities for the 12 months ending June 30, 2011 and explaining why the Company believes the adjustment is appropriate, since it is not expected that similar charges will occur in the 12 months ending June 30, 2011. See page 67 of the Prospectus.
Summary of Executive Compensation Table, page 163
Termination Payment Table, page 167
6.	We note your revised disclosure and responses to prior comments 13 and 14 and will continue to monitor future amendments for updated disclosure in both the Summary Compensation Table and the Termination Payment Table.

Response: The Company notes the staff’s comment.
Structure and Formation
Formation Transactions, page 179
7.	We note your response to comment 16 from our letter dated July 13, 2010, as well as your response to comment 45 from our letter dated June 14, 2010. Please explain to us why the disclosure on page 185 describes HSRE’s sale to your operating partnership of all of its interest in the Grove at Milledgeville but does not describe a similar sale of HSRE’s interest in the Grove at Carrollton. Your response suggests that both of these transactions are subject to lender consents. Also, please clarify why you would sell your current indirect interest in these two properties to HSRE before your operating partnership purchases HSRE’s interests. If you intend to hold 100% of these properties, it is not clear why you would first need to transfer your current interests to HSRE.

Response: The disclosure on page 186 of the Prospectus does not describe a sale by HSRE of an interest in The Grove at Carrollton because HSRE currently does not own an interest in that

Karen J. Garnett
Securities and Exchange Commission
August 17, 2010

property and therefore does not have the ability to sell any interest therein to the Company’s operating partnership. This is in contrast to The Grove at Milledgeville, a property in which HSRE currently owns an interest. Upon the receipt of required lender consents, neither of which has yet been received, the Company will sell (a) a 9.9% interest in HSRE II to HSRE, and (b) a 100% interest in The Grove at Carrollton to HSRE III. The Company has agreed with HSRE, contingent upon the completion of this offering, to purchase (x) HSRE’s entire interest in HSRE II, with the result that the Company will own 100% of The Grove at Milledgeville, and (y) a 99.9% interest in HSRE III from HSRE, with the result that the Company will own 100% of The Grove at Carrollton. In the event that the Company receives the required lender consents, the disclosure on page 186 of the Prospectus and elsewhere in the Registration Statement will be updated as necessary.

The disclosure on page 79 of the Prospectus has been revised to clarify that the Company’s purpose in selling its current interest in these two properties to HSRE before the Company’s operating partnership purchases HSRE’s interest therein was to obtain financing for working capital purposes.
Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2010 (D), page F-6
8.	We refer to your response to comment 17 in your response letter dated July 16, 2010. Please tell us which specific properties the gains or losses included in accumulated earnings relate to, and refer to the accounting literature you applied to determine your accounting for the remeasurement of the interests.

Response: The Company has included the unaudited pro forma condensed consolidated balance sheet as of June 30, 2010. Within the pro forma balance sheet, amounts included in accumulated earnings related to adjustment (D) and the properties to which they relate are detailed below:
•	The first component of accumulated earnings is a gain recorded for the acquisition of a 100% interest in The Grove at San Marcos. The transaction with HSRE, as described on page 79 of the Prospectus, is a business combination achieved in stages that results in the Company controlling and consolidating the property. Prior to the transaction, the Company has been accounting for its investment using the equity method. In the case of a business combination, remeasurement of the investment is required under the accounting literature prescribed in ASC 805-10-25-10.

•	The other component of accumulated earnings is costs related to the repurchase of the Company’s interest in The Grove at Milledgeville and the contracted repayment of the prepaid management fees. This relates to the Company’s transactions with HSRE as described on page 79 of the Prospectus. These transactions have been accounted for as financings with the difference between proceeds received

Karen J. Garnett
Securities and Exchange Commission
August 17, 2010

by the Company and the ultimate amount to be repaid to HSRE recorded as financing costs. Amounts impacting accumulated earnings are the unrecognized portion of the payments made to HSRE at the date of the transaction.
     Part II
     Exhibit 8.1 — Opinion of Bradley Arant Boult Cummings LLP with respect to tax matters
9.	We note your response to prior comment 20; however, the scope of counsel’s reliance on the Officer’s Certificate still is not clear. Please provide a revised opinion clarifying that counsel has relied only on factual representations contained in the Officer’s Certificate.

Response: The Company acknowledges the staff’s comment. A revised tax opinion responsive to the staff’s comment is provided supplementally with this letter.
          We believe that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the staff’s comments. Please direct any further communications relating to this filing to the undersigned at 205.521.8596 or Paul S. Ware at 205.521.8624.

Very truly yours, /s/ J. Andrew Robison J. Andrew Robison

Enclosures

cc:	Eric McPhee Daniel Gordon Jerard Gibson Ted W. Rollins